Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3), and related Prospectus of F.N.B. Corporation for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts, stock purchase units and units, and to the incorporation by reference therein of our reports dated February 25, 2009, with respect to the consolidated financial statements of F.N.B. Corporation, and the effectiveness of internal control over financial reporting of F.N.B. Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Pittsburgh, Pennsylvania
May 11, 2009